Exhibit 99.1

Scotiabank and BNP Paribas Cardif announce Bancassurance Strategic Alliance in Pacific Alliance Countries benefitting approximately 9 million customers

TORONTO and SANTIAGO, Chile, July 25, 2019 /CNW/ - Scotiabank announced today that it has entered into a long-term bancassurance strategic alliance with BNP Paribas Cardif, the insurance unit of BNP Paribas, as part of Scotiabank's efforts to bring more customer-centric solutions to its customers in the Pacific Alliance Countries.

The 15-year strategic alliance between Scotiabank and BNP Paribas Cardif involves the development of protection and insurance solutions to be distributed to Scotiabank's growing 9 million retail customers in the Pacific Alliance Countries, where the combined retail loan book is approximately CAD$55 billion. This agreement will see the Bank's customers benefit from integrated banking and protection solutions to provide a world-class customer experience.  This strategic initiative will contribute to our International Banking business, where the Bank continues to grow earnings above our medium-term target of 9% plus.

Supported by BNP Paribas Cardif's multichannel solutions and analytics expertise, Scotiabank will offer innovative solutions and create new experiences for its customers in the Pacific Alliance Countries. The strategic alliance includes significant investments of CAD$30 million by BNP Paribas Cardif to further develop Scotiabank's digital capabilities. The respective local agreements will be signed in each country in the following weeks, subject to regulatory approvals as applicable.

"As a leading bank in the Pacific Alliance, Scotiabank is committed to the region and we are excited to be able to jointly serve our retail customers across the region with world–class protection solutions that enhance the banking and insurance experience," said Ignacio (Nacho) Deschamps, Group Head, International Banking & Digital Transformation at Scotiabank.

"This regional strategic alliance marks the beginning of a new phase for the insurance business in our main markets in Latin America, offering an integral value proposition for our customers using digital technology," continued Deschamps,  "BNP Paribas Cardif is a world leader in bancassurance,  and shares Scotiabank's   strategic focus on the use of digital technology and analytics. We are thrilled to partner with BNP Paribas Cardif to provide truly customer-centric solutions in our main markets in the Pacific Alliance", he commented.

"We are proud to work with Scotiabank, a leading financial services provider in the Americas, to provide its customers with expert advice, insights and solutions. We have been operating in Latin America for 20 years with strong positions in many countries. Considering the large scope and length of this bancassurance, our strategic alliance with Scotiabank is a milestone of our development in the region", stated Jean-Bertrand Laroche, Deputy CEO, Head of International Markets, BNP Paribas Cardif.

"Our mission as a company is to make insurance accessible to the largest possible number of people. Today, there is a great opportunity in Latin America since 70% of its people are not protected. With our expertise and Scotiabank's network reach, this strategic alliance enhances the best in both companies, creating a unique proposal. Scotiabank is the perfect partner for this challenge," added Francisco Valenzuela, CEO of Latin America, BNP Paribas Cardif.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our more than 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 99,000 employees and assets of over $1 trillion (as at April 30, 2019), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

About BNP Paribas Cardif

The world leader in creditor insurance, BNP Paribas Cardif plays an essential role in the lives of its policyholder clients, providing them with savings and protection solutions that let them realize their goals while protecting themselves from certain unexpected events. As a committed insurer, BNP Paribas Cardif works to have a positive impact on society and to make insurance accessible to the largest possible number of people. In a world that has been deeply transformed by the emergence of new uses and lifestyles, the company, a subsidiary of BNP Paribas, has a unique business model anchored in partnerships. It co-creates solutions with almost 500 partner distributors in a variety of sectors (including banks and financial institutions, automotive sector companies, retailers, telecommunications companies, energy companies) and with financial advisors and brokers who market the products to their customers. BNP Paribas Cardif is a global specialist in personal insurance, serving 100 million clients in 35 countries with strong positions in three regions - Europe, Asia and Latin America - and plays a major role in providing financing for the economy. With nearly 10,000 employees worldwide, BNP Paribas Cardif had gross written premiums of €31.8 billion in 2018. Follow the latest news about BNP Paribas Cardif on Twitter @bnpp_cardif.

SOURCE Scotiabank

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For further information: For media inquiries: Scotiabank - Chile, Roberto Ordonez Wenz, Director de Asuntos Corporativos, +56 9 8923 3360, Roberto.ordonez@scotiabank.cl; Scotiabank - Chile, Jessica Rivas Padilla, Senior Manager de Comunicaciones, +56 9 9573582, Jessica.rivas@scotiabank.cl; Scotiabank - International Banking, Janira Walton de Mejia, Director, Communications, 437-221-9672, janira.walton@scotiabank.com; Scotiabank - Investor Relations, Philip Smith, Senior Vice President, Investor Relations, 416.863.2866, Philip.smith@scotiabank.com; BNP Paribas Cardif - Chile, Paula Landerretche Moreno, Directora de Personas y Defensoría de Clientes, +56 9 9138 0807, paula.landerretche@cardif.cl; BNP Paribas Cardif, Gerardo Crespo, Director Comunicaciones LATAM - Regional CCO, +54 (911) 6443- 7084, gerardo.crespo@cardif.com.ar; BNP Paribas Cardif - Head Office, Caroline Le Roux, External Communication Head Office, +01 41 42 65 61, caroline.leroux@bnpparibas.com

CO: Scotiabank

CNW 11:06e 25-JUL-19